Filed Pursuant to Rule 433

Registration Statement Nos. 333-135006 and 333-135006-10

September 3, 2008

WELLS FARGO & COMPANY

WELLS FARGO CAPITAL XV

FINAL TERM SHEET

1,750,000 Normal PPS

Wells Fargo Capital XV

9.75% Fixed-to-Floating Rate Normal Preferred Purchase Securities

(liquidation amount $1,000 per security)

fully and unconditionally guaranteed, as described in the prospectus and prospectus supplement, by

Wells Fargo & Company

Issuer of PPS:	Wells Fargo Capital XV (the “Trust”)

Issuer of Preferred Stock

under Stock Purchase

Contract Agreement and

Notes and Guarantor of PPS:	Wells Fargo & Company (“Wells Fargo”)

Size:	1,750,000 Normal PPS, liquidation amount $1,000 per security and $1,750,000,000 in the aggregate. The 1,750,000 Normal PPS, together with the 100 Trust Common Securities to be purchased by Wells Fargo, correspond to:

•

17,501 Stock Purchase Contracts, stated amount $100,000 per Stock Purchase Contract and $1,750,100,000 in the aggregate (obligating the Trust to purchase on the Stock Purchase Date 17,501 shares of Preferred Stock with an aggregate liquidation preference of $1,750,100,000); and

•	$1,750,100,000 initial principal amount of Remarketable 9.25% Junior Subordinated Notes due 2044 (the “Notes”)

Distributions on PPS:	Normal PPS: Payable on each Regular Distribution Date:

•

from September 10, 2008 through the later of September 26, 2013 and the Stock Purchase Date, accruing at a rate equal to 9.75% per annum for each Distribution Period ending prior to such date, and thereafter accruing at an annual rate equal to Three-Month LIBOR for such Distribution Period plus 5.83% per annum; and

•	on a cumulative basis for each Regular Distribution Date to and including the Stock Purchase Date and on a non-cumulative basis thereafter.

Stripped PPS: Payable on each Regular Distribution Date on or prior to the Stock Purchase Date:

•	at the rate of 0.50% per annum, accruing for each Stripped PPS from the Regular Distribution Date immediately preceding its issuance; and

•	on a cumulative basis.

Capital PPS: Payable on each Capital PPS Distribution Date prior to the Stock Purchase Date at the rate of 9.25% per annum, subject to adjustment on the Remarketing Settlement Date, accruing for each Capital PPS from the Capital PPS Distribution Date immediately preceding its issuance.

Interest Rate on Notes to the Remarketing Settlement Date:	9.25% per annum, accruing from September 10, 2008.

Reset Caps on Remarketing of Notes:	The Fixed Rate Reset Cap will be the prevailing market yield, as determined by the Remarketing Agent, of the benchmark U.S. treasury security having a remaining maturity that most closely corresponds to the period from such date until the earliest date on which the Notes may be redeemed at Wells Fargo’s option in the event of a successful Remarketing, plus 700 basis points, or 7.00% per annum, and the Floating Rate Reset Cap, which the Reset Spread may not exceed, will be 596 basis points, or 5.96% per annum.

Optional Redemption of the Notes:	Redeemable, in whole or in part, at any time on or after September 26, 2017 at their principal amount plus accrued and unpaid interest to the date of redemption.

Redemption of the Notes upon Certain Special Events:	Redeemable in whole but not in part (i) prior to the Stock Purchase Date upon the occurrence of a capital treatment event, an investment company event, a rating agency event or a tax event, and (ii) after the Stock Purchase Date and prior to September 26, 2017 upon the occurrence of an investment company event, a tax event or a capital treatment event.

The redemption price will be (i) 100% of the principal amount plus accrued and unpaid interest through the date of redemption, in the case of any redemption in connection with a capital treatment event or an investment company event and (ii) the greater of 100% of the principal amount and the applicable make-whole amount (as described below), in either case plus accrued and unpaid interest to the date of redemption, in the case of any redemption in connection with a rating agency event or a tax event.

Make-whole Amount on the Notes:	The sum of the present values of the remaining scheduled payments of principal and interest that would have been payable on the Notes to be redeemed (not including any portion of such payments of interest accrued to the redemption date) to and including (i) September 26, 2013 in the case of any redemption prior to such date, (ii) September 26, 2014 in the case of any redemption on or after September 26, 2013 and prior to September 26, 2014 if the Stock Purchase Date shall not have occurred on or prior to September 26, 2013, and (iii) otherwise September 26, 2017, discounted from the relevant date or the applicable interest payment date to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 100 basis points.

Contract Payment Rate:	0.50% per annum of the stated amount of $100,000 per Stock Purchase Contract, accruing from September 10, 2008.

Dividend Rate on the Preferred Stock:	For any Dividend Period ending in or prior to September 2013, 9.75% per annum.

For any Dividend Period ending after September 2013, a rate per annum equal to Three-Month LIBOR for the related Dividend Period plus 5.83% per annum.

Initial Public Offering Price:	$1,000 per Normal PPS, $1,750,000,000 in the aggregate.

Discounts and Commissions:	$10.00 per Normal PPS

CUSIP of Normal PPS:	949801AA2

CUSIP of Stripped PPS:	949801AB0

CUSIP of Capital PPS:	949801AC8

Trade Date:	September 3, 2008

Settlement Date:	September 10, 2008

Sole Structuring Advisor:	J.P. Morgan Securities Inc.

Joint Bookrunners:	J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.

Co-Manager:	Wells Fargo Brokerage Services, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.

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